Exhibit 99
The Progressive Corporation and Subsidiaries
Letter to Shareholders
Third Quarter 2007
The general trends we’ve seen all year persisted through the third quarter – notable growth challenges in Agency auto; mid-single digit growth in policies in force for Direct auto, Special Lines and Commercial Auto; loss ratios consistent with rate actions; and smaller prior-period loss reserve adjustments.
Overall numbers for the quarter reflect year-over-year policy growth of -0.5% for Agency auto, 6% for Direct auto, 8% for Special Lines and 7% for Commercial Auto.
For the quarter, we saw an increase in new application growth in our Personal Lines Business, primarily driven by Direct auto which increased 7%. The growth was reasonably distributed throughout the U.S. and, by the quarter’s end, Agency auto showed gains in 29 states and Direct auto in 38. The quarter showed a welcome return to growth of new applications in Texas and Florida for both Agency and Direct auto. We still have other large states that have not yet turned the corner on growth and remain a significant factor in overall reported growth. Our Commercial Auto Business also had 6% new application growth for the third quarter.
Despite the encouraging new application growth, Florida presented significant challenges during the quarter as the industry struggled to anticipate the legislative response to the sunset of Personal Injury Protection (PIP) scheduled for October 1st. The legislature reinstated PIP in special session on October 5th; as a result, we expect little change in the overall average premium per vehicle in our largest volume state.
Policy retention and extending policy life expectancy remains one of our most important initiatives. The gains we are seeing in those initiatives, while small, should have a positive effect on lifetime earned premium and the allowable acquisition cost for new policies. Direct auto and Commercial Auto retention gains are now reflected in higher policy life expectancy estimates in all business tiers versus the same time a year ago. Agency auto is also seeing extensions in policy life for their standard through ultra-preferred tiers of business. These results are directionally consistent with what we have reported earlier this year with the added note of year-over-year gains in Direct auto.
The combined ratio for personal auto has been remarkably stable for each of the three quarters this year—between 92.5 and 93. The fluctuations in combined ratio of our total Personal Lines during the year are due, in part, to our seasonal Special Lines products, especially motorcycle. The favorable weather in the Northeast and Midwest has provided an extended riding season this year and motorcycle losses, while still meeting targets, have exceeded prior years’ losses, especially in September.
Consistent with our rate actions, we are currently seeing reductions in earned premium per vehicle on a year-over-year basis of 5% in both Agency and Direct auto, 4% in Special Lines and 7% in Commercial Auto. Of note, however, is that written premium on new applications in September was slightly up in personal auto overall, reflecting that most of the rate decreases we have taken are behind us.
Reserving is always critical, but never more so than when margins start to approach targets and we begin to see early signs of increasing bodily injury trend. Our actuarial adjustment for the quarter was a $4.9 million increase, which is notable following a sustained period of reserve reductions. Loss development from all sources, including paid claims, totaled $18.6 million, adding about 0.5 points to the calendar year combined ratio for the quarter. Our early observation of bodily injury trend is that it is increasing faster than our limits profile would fully explain and we will be vigilant to price and reserve for any confirmed estimates. Severity inflation on large losses is the most observable trend of note.
As part of the recapitalization plan announced in June, we paid the $2 per share extraordinary dividend to shareholders of record as of the close of business on August 31st. We also continued with our repurchase activities, repurchasing 26.2 million shares during the quarter, both in the open trading window and under our previously announced 10b5-1 plan. On a year-to-date basis, we have repurchased close to $1.2 billion of our stock and returned about $1.4 billion to shareholders via the extraordinary dividend in September.
In early September, we announced a significant organizational change that will bring our Agency and Direct auto and Special Lines groups together under one Personal Lines organization. We will continue to price products based on how they are distributed to reflect the distinct channel cost; however, this structure will reduce the internal cost of redundancy that had developed in areas such as product design, product management and policy servicing. This is largely an internally focused organizational change that we believe will further reduce our costs and create greater resource focus, improving our ability to execute faster on our most significant challenges. While appropriate differences exist and will be maintained between our Agency and Direct channels, there are many more similarities for which greater scale and focus opportunities are available and this change will allow us to capitalize more fully on them.
Earlier this year, we repositioned the Progressive name in the marketing of all our products. Agents have responded positively to the change. In a recent survey, 66% of our independent agents say the move that more prominently leverages the Progressive brand has improved their perception of Progressive. We continue to make building our brand strength and awareness a top priority.
As we begin the fourth quarter, it feels like the price reductions we initiated in mid-2006 have been largely executed. This period of reducing margins where we believed we could achieve growth has been challenging and our actions have not always achieved the growth results we would have desired.
As we look forward, it seems clear that the future is shaping up quite differently than the past 15 months. Our future rate actions are much more likely to be determined by changes in market conditions and trends. In a world of thinner margins, pricing and reserve accuracy are all the more important. And, expense management becomes even more of an imperative to maintain a strong competitive pricing position. These are all areas we believe play to our strengths. We already have several meaningful initiatives underway to improve our expense and productivity levels. These initiatives, along with our continued strong claims quality and growing experience with our concierge claims service, position us well for the future.
Glenn M. Renwick
President and Chief Executive Officer